UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

VonMercier Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       March 1, 2021

Physical Address of Issuer:

121 Saint John Street, Havre de Grace, MD 21078, United States

Website of Issuer:

https://www.vonmercier.co/

Current Number of Employees:

2 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$226,259	$324,652
Cash & Cash Equivalents	$59,242	$160,686
Accounts Receivable	$0	$0
Current Liabilities	$113,166	$15,963
Long-term Debt	$527,983	$508,779
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(321,009)	$(435,765)

Table of Contents


April 19, 2023

VonMercier Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by VonMercier Inc. ("**VonMercier,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.vonmercier.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Michael Mercier
_____
(Signature)

Michael Mercier
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Mercier
_____
(Signature)

Michael Mercier
_____
(Name)

Director
_____
(Title)

April 19, 2023
_____
(Date)

/s/Jennifer Perron-Micek
_____
(Signature)

Jennifer Perron-Micek
_____
(Name)

Director
_____
(Title)

April 19, 2023
_____
(Date)

/s/Charles Andrew Fritz IV
_____
(Signature)

Charles Andrew Fritz IV
_____
(Name)

Director
_____
(Title)

April 19, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 19, 2023

VonMercier Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

Description of the Business

VonMercier designs and manufactures manned vehicles of the future in order to enhance exploration, transportation and recreation for today's climate and beyond. The Company was originally formed on April 5, 2013 as Mercier-Jones, LLC, an Illinois limited liability company. The Company converted to a Delaware corporation on March 1, 2021, and changed its name to VonMercier Inc.

The Company is qualified and conducts business in Delaware and Maryland, and sells products and services through the internet throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we will have to make significant investments to build our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Consumer desires for luxury and unique transportation vehicles are continually changing and are extremely difficult to predict.

The Company's product offering is unique and will be sold as a luxury item to most purchasers. As such, the Company's product may not be accepted by consumers, may be impacted due to changes in consumer tastes or could be impacted by changes in the economy which may restrict luxury purchases. Consumer acceptance and the resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of its products or any new products or that these products will achieve market acceptance or generate meaningful revenue for the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

VonMercier designs and manufactures manned vehicles of the future in order to enhance exploration, transportation and recreation for today's climate and beyond. The Company was originally formed on April 5, 2013 as Mercier-Jones, LLC, an Illinois limited liability company. The Company converted to a Delaware corporation on March 1, 2021, and changed its name to VonMercier Inc.

The Company is qualified and conducts business in Delaware and Maryland, and sells products and services through the internet throughout the United States.

Business Plan

VonMercier Inc. brings imagined vehicles to life. VonMercier designs and manufactures manned vehicles of the future in order to enhance exploration, transportation and recreation for today's climate and beyond. The Company's mission is to design vehicles with a premium user experience in mind, true to their concepts, and endeavor to make heads turn. A combination of in-house assembly, supply chain partners, and manufacturing partners are used to bring products from concept to market.

The Company plans to significantly expand its business by increasing new hires and its sales and marketing efforts, investing in research and product development, and developing its production facility. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Arosa Electric Sports Hovercraft	A 2-passenger electric air cushion vehicle that is stylish, quiet and easy to use over land and water.	Business to Consumer (B2C) market targeting the luxury recreation sector.

Competition

The markets in which our products are sold are competitive. Product design, custom manufacturing, cutting edge technology and performance are also important differentiating factors.

Our main competitors are as follows: (i) Innespace, which sells its SeabreacherX Submersible Watercraft for $81,000, at an estimate of 25 units/year; (ii) KTM, which sells its X-Bow Track Cars for $103,000, at an estimate of 120 units/year; (iii) Sealegs, which sells its wheeled boats for $110,000 at an estimate of 86 units/year; (iv) Icon Aircraft, which sells its A5 Airplane for $359,000 and delivered 50 units in 2020; and (v) Neoteric Hovercraft, which sells its 6231 Deluxe Model for $50,000 at an estimate of less than 30 units/year.

Customer Base

Our customers are high net worth individuals, primarily male, ages 22-65 years old, who live on or have access to open water or land. They may also own a larger vessel, such as a yacht where our product, the Arosa, would be used as a toy or tender. Our customer base values beautiful designs, bespoke manufacturing, cutting edge technology and unique products and experiences.

Supply Chain

Although the Company is dependent upon certain third party vendors, including for manufacturing of its carbon fiber body, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,991,540	Directional Control System For Hovercraft	Patent	June 13, 2013	March 31, 2015	USA
US 8,596,570*	Aircraft Vehicle Centrifugal Fan Apparatus	Patent	February 22, 2012	December 3, 2013	USA

*Pursuant to an Exclusive Commercial License Agreement between Timothy Carambat, an authorized representative of David Carambat, the individual patent holder, ("Licensor") and Mercier-Jones, LLC, ("Licensee") effective June 14, 2018, the Company has been granted exclusive rights to this patent.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, including those of the U.S. Coast Guard. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Mercier	CEO, President, Founder and Director	CEO, President and Founder of VonMercier Inc., 2013 – Present Responsible for the vision and mission for the business. Expert in product design and development. Senior Mechanical Engineer at Wild Goose Filling, 2019 – 2021 Responsible for invention and implementation of a new counter pressure filling system and machine for craft beverage (beer) packaging in aluminum cans.	Virginia Commonwealth University, B.S., Mechanical Engineering, 2009
Raymond Bennett	VP Operations	VP Operations of VonMercier Inc., 2021 - Present Responsible for managing, planning, and executing business operations, including manufacturing, and marketing. Program Manager at Google, 2019-Present Responsible for leading network operations projects across North America to support various Google services. Program Manager of Google, 2014 – Present Responsible for the IP and ASN resources of Google and certain Alphabet companies.	Washington State University, MBA, Business Administration and Management, International Business, 2016; Virginia Tech, B.A., Systems Engineering and Engineering, 2010
Jennifer Perron-Micek	Director	Director of VonMercier, Inc., 2021 - Present Responsible for guiding the business and help make critical decisions especially related to accounting. Vice President of Growth and Innovation for Marmon Retail Solutions, 2019 – Present Responsible for working with the Marmon portfolio of retail businesses to drive new growth through marketing,	Northwestern University, Kellogg School of Management, MBA, Marketing, Strategy, Entrepreneurship, Organizational Development, 2004; Miami University, B.S., Finance and International Studies, 1996

		product innovation, partnerships, and acquisitions.	Leading Women Executives Program, 2014
Charles Andrew Fritz IV	Director	Director of VonMercier Inc., 2021 - Present Responsible for guiding the business and help make critical decisions especially related to business development and management. Managing Partner of ScrewCap Holdings LLC, 2004 – Present Responsible for investing in the next generation of startups, mentoring and guiding the entrepreneurs involved, following up on progress, and driving return on investments	Pepperdine University, Graziadio Business School, MBA, International Business and International Finance, 1998; Wake Forest College, B.A., International Relations and French, 1992 Wharton Online, Certificate in FinTech; 2020; MIT, Professional Certificate Program in Machine Learning & Artificial Intelligence, 2019; Cornell University, Certificate Hotel Real Estate Investments & Asset Management, 2013

Biographical Information

Michael Mercier: Michael is the CEO, President, Founder and Director of the Company. He fell in love with hovercraft technology as a child and that passion continues today. Michael leads the Company in developing the future of hovering electric vehicles. In his career in product development and mechanical engineering, Michael has innovated, designed, and launched products in industries spanning consumer goods, industrial automation, retail store equipment and surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. He holds 5 patents and continues to invent new and valuable technology.

Raymond Bennett: Ray is the VP Operations for the Company. He currently works full time at Google as a program manager, working part time to support the Company. Having studied both industrial and systems engineering at Virginia Tech, as well as business entrepreneurship at Washington State, Ray can balance technical details and small business needs. At Google, Ray leads a program focused on global network activation ideal for customers. He is a focused team player, holding 1 patent. Ray brings to the Company a team focus, along with strategic experience.

Jennifer Perron-Micek: Jennifer serves as a Director of the Company. Jennifer is a Chicago-based business executive who started her career in finance and moved to product management, marketing, and strategy working in a range of industries from wireless telecom, retail to manufacturing. The common thread is Jennifer's ability to translate marketplace challenges and understand customers' unmet needs into winning strategies emphasizing customer-focused execution and working collaboratively with teams; her motto is none of us is as smart as all of us. Jennifer currently is the VP of Growth and Innovation for Marmon Retail Solutions, part of Marmon Holding - Berkshire Hathaway, working with their portfolio of businesses to drive new growth through marketing, product innovation, partnerships, and acquisitions. Prior to joining Marmon, Jennifer spent 20 years in the technology and wireless industries at US Cellular, a wireless service provider, where she started their product, innovation, and corporate venture teams and at Motorola in a variety of roles in the US and China most notably launching their first smartphone. Jennifer is a native of the Chicago area and holds an MBA in Marketing, Strategy, and Entrepreneurship from Northwestern University's Kellogg School of Management and a B.S. in Finance and International Studies from Miami University and is a CPA. She is on the governing board committee for Girls on the Run Chicago, a mentor at mHUB in Chicago, and a guest lecturer at Notre Dame University and Kellogg.

Charles Andrew Fritz, IV: Andrew serves as a Director of the Company. Prior to working with the Company to develop the next generation Hovercraft, Andrew completed the development of two Luxury Boutique Hotels in Lake Geneva, Wisconsin: Maxwell Mansion and the Baker House Hotel which grew to become the #1 TripAdvisor Hotel in Wisconsin in 2012-15. Andrew started as a US Government employee doing International Trade and Finance at the Federal Headquarters of the Small Business Administration then for the Overseas Private Investment Corporation focusing on Sub Saharan Africa. He moved onto focusing on technology for Wall Street and international firms. After business school at Pepperdine University, he worked for Groupe Bull in Paris developing an international billing scheme for their Telecom group, Integris. After his French stint, Andrew returned to the U.S. to develop a premier media company online and in print, called FringeGolf. After selling that business in early 2002, he moved to Chicago to start the Chicago operations for several financial management firms. From there, Andrew entered the Hospitality industry with a local apprenticeship and Cornell Hotel Program that evolved into him leading the premiere boutique historic hotel company in Wisconsin.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). As of the date of this Form C-AR, 8,100,000 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,100,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	2,400,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$537,470*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*$13,970 in SAFEs have been issued in exchange for services rendered to the Company.

Type of security	Convertible Note
Amount Outstanding	$684,779*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Conversion Trigger: $2,000,000; Valuation Cap: $10 million; Discount: 25%; Maturity Date: April 6, 2023
Interest Rate	9.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

*Prior convertible notes were amended, restated and replaced on April 6, 2021 and an additional loan amount of $50,000 was added.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$113,862*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $2,233 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Auto Loan for Company Truck
Amount Outstanding	$27,886.45
Interest Rate and Amortization Schedule	5.37% Monthly payments of principal and interest in the amount of $592.
Description of Collateral	Secured by company truck
Maturity Date	August 25, 2026

Type	Bridge Loan from Warrantholder and Related Parties
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	10%, payable monthly
Material Terms	1. Six-month term; 2. Holder has the option to receive repayment or convert into a SAFE upon the maturity date; 3. Conversion into a SAFE would be based on either a Valuation Cap of $20 million or a 20% discount.
Description of Collateral	Unsecured
Maturity Date	January 18, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$81	8,100,000*	N/A	March 1, 2021	Section 4(a)(2)
Convertible Notes	$50,000**	1	Research & Development and General Working Capital	April 6, 2021	Regulation D Section 506(b)
SAFE (Simple Agreement for Future Equity)	$523,500	7	Research & Development and General Working Capital	January 17, 2021; March 10, 2021; April 17, 2021; October 8, 2021; October 12, 2021; October 22, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$13,970***	5	N/A	January 24, 2021;	Section 4(a)(2)
Warrant to Purchase Common Stock	N/A	2,400,000	N/A	April 6, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$113,862****	186	Product Development and General Working Capital	December 3, 2022	Reg. CF

*Issued upon conversion of the Company to a corporation on March 1, 2021
**Additional loan amount added to prior outstanding Convertible Notes which were amended, restated and replaced as of this date of issuance.
***Issued in exchange for services rendered having such value.
****Includes $2,233 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Michael Mercier	8,100,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $77,694 in cash and cash equivalents, leaving the Company when combined with a pending MD Volt loan to be issued in April 2023, with 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In December 2022, the Company completed an offering pursuant to Regulation CF and raised $111,629.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The father of the Company's CEO, Michael Mercier, has invested in two SAFEs in the Company in the aggregate amount of $200,000. Such SAFEs were executed on March 10, 2021 and October 12, 2021, respectively, and were each in the amount of $100,000.

(b) On July 19, 2022, the Company entered into a Bridge Loan Agreement for $100,000 with several parties, including the father and wife of Michael Mercier, the Company's CEO. The loan amounts from the CEO's father and wife were $50,000 and $25,000, respectively. The Bridge Loan pays interest of 10% (payable monthly) and is due on January 18, 2023. The holder may, at its option, convert such amount into a SAFE at either a $20 million valuation cap or a 20% discount.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 19, 2023

VonMercier Inc.



VonMercier Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$59,242.85**
Other Current Assets	
14100 Prepaid Expenses	8,651.69
Total Other Current Assets	**$8,651.69**
Total Current Assets	**$67,894.54**
Fixed Assets	
15100 Computers	4,349.60
15200 Machinery & Equipment	4,673.50
15300 Molds and Tooling	144,176.15
15400 Vehicles	**44,689.18**
15500 Trailers	**4,500.00**
15600 Competitor Product	2,630.89
15700 Furniture & Fixtures	793.52
15800 Leasehold Improvements	57,224.88
16000 Accumulated Depreciation	-115,689.91
Total Fixed Assets	**$147,347.81**
Other Assets	
18100 Intangible Assets	12,767.02
18300 Security Deposits	4,000.00
18400 Retainer Paid to Attorney	1,943.75
19000 Accumulated Amortization	-7,693.75
Total Other Assets	**$11,017.02**
TOTAL ASSETS	**$226,259.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$1,279.23**
Other Current Liabilities	
21600 Bridge Loan	**102,083.35**
23000 Accrued Expenses	53.73
24000 Deferred Revenue	
24100 Customer Deposits	9,750.00
Total 24000 Deferred Revenue	**9,750.00**
Total Other Current Liabilities	**$111,887.08**
Total Current Liabilities	**$113,166.31**

VonMercier Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
27100 Convertible Note - Net	**486,377.63**
27200 Deferred rent obligation	18,000.00
27300 Auto Loan - 2019 Chevy Silverado	23,606.17
Total Long-Term Liabilities	**$527,983.80**
Total Liabilities	**$641,150.11**
Equity	
31000 Common Stock	81.00
33000 Additional Paid-In Capital	449,658.53
35000 SAFE Convertibles	543,740.00
36000 Crowd SAFE	99,939.06
39000 Retained Earnings	-1,187,299.99
Net Income	-321,009.34
Total Equity	**$ -414,890.74**
TOTAL LIABILITIES AND EQUITY	**$226,259.37**

VonMercier Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
61000 R&D	33,638.12
63000 Payroll Expenses	**101,086.29**
64000 Contractors	20,491.03
65000 Legal & Professional Fees	**31,137.50**
66000 Rent or Lease	30,700.00
67000 General & Administrative Expenses	**34,990.81**
75000 Insurance	5,798.64
77000 Sales and Marketing	6,010.11
78000 Amortization and Depreciation Expense	
78100 Amortization	851.13
78300 Depreciation	33,628.86
Total 78000 Amortization and Depreciation Expense	**34,479.99**
Total Expenses	**$298,332.49**
NET OPERATING INCOME	**$ -298,332.49**
Other Income	
49700 Lighting Credit	4,290.00
49900 Interest Earned	0.84
Total Other Income	**$4,290.84**
Other Expenses	
91000 Interest Expense	**26,967.66**
99100 Reconciliation Discrepancies	0.03
Total Other Expenses	**$26,967.69**
NET OTHER INCOME	**$ -22,676.85**
NET INCOME	**$ -321,009.34**